Exhibit (a)(20)

FORM OF EMAIL NOTICE REGARDING
INTERIM FINANCIAL INFORMATION

To:	All Packeteer Employees Eligible to Participate in the Option Exchange Offer
From:	Rich Jacquet
Date:	November 9, 2001
Re:	Option Exchange Program — Interim Financial Information

I just wanted to inform you that Packeteer recently filed our quarterly report on Form 10-Q for the quarter ended September 30, 2001 with the Securities and Exchange Commission. We recommend that you review the information in our recent Form 10-Q filing, along with our annual report on Form 10-K, in making your decision on whether to tender your options pursuant to the offer to exchange dated October 18, 2001. These filings, along with our other SEC filings, may be found on the SEC’s website at www.sec.gov.

REMINDER

If you are electing to tender any of your eligible options for cancellation and regrant under the option exchange program, the deadline to submit your completed letter of transmittal is November 30, 2001, 5:00 p.m. Pacific Time. If you are electing to exchange any of your eligible options, you must submit your letter of transmittal to Tina Parker before the deadline pursuant to the instructions on your letter of transmittal.

We cannot accept late submissions, and therefore we urge you to respond early to avoid any last minute problems. If you are not electing to tender any of your outstanding eligible options for exchange, then no action is required on your part.

If you have any questions, feel free to contact Rich Jacquet or Tina Parker at (408) 873-4400.